

December 16, 2011

Via E-mail
Tony Chanmugan
Group Finance Director
BT Group plc
BT Centre
81 Newgate Street
London, EC1A 7AJ
England

    Re: **BT Group plc**
           Form 20-F for the Fiscal Year Ended March 31, 2011
           Filed May 27, 2011
           File No. 1-08819

Dear Mr. Chanmugan:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. Please tell us about your contacts with Cuba, Iran, Sudan, and Syria since your letter to us dated January 31, 2008. As you know, those countries are identified as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Please describe to us any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements, since your referenced letter to us. Your response should describe any equipment, technology, funds, installation and maintenance services, and/or technical support that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts

you have had with the governments of those countries or entities controlled by those governments.

2. Please discuss the materiality of your contacts with Cuba, Iran, Sudan, and Syria described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comment or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
       Assistant Director
       Division of Corporation Finance